UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

AutoNation, Inc.

__________________________________________________________________________________

(Name of Issuer)

Common Stock, par value $0.01 per share

__________________________________________________________________________________

(Title of Class of Securities)

05329W102

__________________________________________________________________________________

(CUSIP Number)

John G. Finley

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

__________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 26, 2007

__________________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 18 Pages

CUSIP No. 05329W102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ESL Partners, L.P., a Delaware limited partnership
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 32,767,921
NUMBER OF SHARES	8	SHARED VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 32,767,921
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,052,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05329W102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ESL Institutional Partners, L.P., a Delaware limited partnership
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 221,701
NUMBER OF SHARES	8	SHARED VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 221,701
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,052,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05329W102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ESL Investors, L.L.C., a Delaware limited liability company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 11,026,765
NUMBER OF SHARES	8	SHARED VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 11,026,765
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,052,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 05329W102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ESL Investments, Inc., a Delaware corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 49,728,470
NUMBER OF SHARES	8	SHARED VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 49,728,470
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,052,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05329W102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CBL Partners, L.P., a Delaware limited partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 5,712,083
NUMBER OF SHARES	8	SHARED VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 5,712,083
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,052,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05329W102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tynan, LLC, a Delaware limited liability company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 2,406
NUMBER OF SHARES	8	SHARED VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 2,406
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,052,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 05329W102

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ESL Investment Management, L.P., a Delaware limited partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 61,964
NUMBER OF SHARES	8	SHARED VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 61,964
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,052,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05329W102

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RBS Partners, L.P., a Delaware limited partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 43,794,686
NUMBER OF SHARES	8	SHARED VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 43,794,686
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,052,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05329W102

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RBS Investment Management, LLC, a Delaware limited liability company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 221,701
NUMBER OF SHARES	8	SHARED VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 221,701
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,052,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 05329W102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward S. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
7	SOLE VOTING POWER 49,920,434
NUMBER OF SHARES	8	SHARED VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 49,920,434
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,052,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05329W102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William C. Crowley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
7	SOLE VOTING POWER 132,406
NUMBER OF SHARES	8	SHARED VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 132,406
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,052,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 11 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Shares”) of AutoNation, Inc. (the “Issuer”).  This Amendment No. 11 supplementally amends the statement on Schedule 13D, as amended, filed by a group consisting of ESL Partners, L.P., a Delaware limited partnership (“ESL”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), ESL Investments, Inc. (“Investments”), CBL Partners, L.P., a Delaware limited partnership (“CBL”), Tynan, LLC (“Tynan”), ESL Investment Management, L.P., a Delaware limited partnership (as successor to ESL Investment Management, LLC, effective December 31, 2006) (“ESLIM”), RBS Partners, L.P. a Delaware limited partnership (“RBS”), RBS Investment Management, LLC, a Delaware limited liability company (“RBSIM”), Edward S. Lampert and William C. Crowley, both United States citizens, by furnishing the information set forth below.  ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, RBS, RBSIM, Mr.  Lampert and Mr. Crowley are collectively defined in this Amendment as the “Filing Persons.”  Unless set forth below, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.

The Filing Persons are filing this Amendment No. 11 to report that the number of Shares that they may be deemed to beneficially own has decreased by an amount greater than one percent of the outstanding Shares of the Issuer.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The Filing Persons purchased the Shares reported herein as part of their ordinary course investment activities and intend to review on a continuing basis their investment in the Issuer.  Depending on their review and evaluation of the business and prospects of the Issuer and the price level of the Shares, or such other factors as they may deem relevant, the Filing Persons may acquire additional Shares; may sell all or any part of their Shares pursuant to Rule 144, in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933; may distribute Shares to various of their partners or may engage in any combination of the foregoing.  Subject to applicable law, the Filing Persons may enter into derivative transactions, hedging transactions or alternative structures with respect to the Shares.  Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice.  Any alternative that the Filing Persons may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the Shares, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Filing Persons, general stock market and economic conditions, tax considerations and other factors.

Mr. Lampert and Mr. Crowley were appointed to the Board of Directors of the Issuer on January 29, 2002.  As a result of the Filing Persons’ ongoing review and evaluation of the business of the Issuer, the Filing Persons may, through Mr. Lampert’s and Mr. Crowley’s representation on the Board of Directors of the Issuer and otherwise, continue to communicate with the Board of Directors, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board of Directors to create stockholder value.

Other than as described in this Item 4, none of the Filing Persons, nor, to the knowledge of each Filing Person, any individuals listed in response to Item 2 hereof, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Filing Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b) The Filing Persons may be deemed to beneficially own an aggregate of 50,052,840 Shares (approximately 23.9% of the outstanding Shares based on the Issuer having 209,075,307 Shares outstanding on February 23, 2007, as disclosed in the Issuer’s last annual report on Form 10-K).

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
ESL Partners, L.P.	50,052,840 (1)	23.9%	32,767,921	0	32,767,921	0
ESL Institutional Partners, L.P.	50,052,840 (1)	23.9%	221,701	0	221,701	0
ESL Investors, L.L.C.	50,052,840 (1)	23.9%	11,026,765	0	11,026,765	0
ESL Investments, Inc.	50,052,840 (1)	23.9%	49,728,470 (2)	0	49,728,470 (2)	0
CBL Partners, L.P.	50,052,840 (1)	23.9%	5,712,083	0	5,712,083	0
Tynan, LLC	50,052,840 (1)	23.9%	2,406	0	2,406	0
ESL Investment Management, L.P.	50,052,840 (1)	23.9%	61,964	0	61,964	0
RBS Partners, L.P.	50,052,840 (1)	23.9%	43,794,686 (3)	0	43,794,686 (3)	0
RBS Investment Management, LLC	50,052,840 (1)	23.9%	221,701 (4)	0	221,701 (4)	0
Edward S. Lampert	50,052,840 (1)	23.9%	49,920,434 (5)	0	49,920,434 (5)	0
William C. Crowley	50,052,840 (1)	23.9%	132,406 (6)	0	132,406 (6)	0

(1)

This number consists of 32,767,921 Shares held for the account of ESL, 221,701 Shares held for the account of Institutional, 11,026,765 Shares held for the account of Investors, 5,712,083 Shares held for the account of CBL, 2,406 Shares held for the account of Tynan, 61,964 Shares held for the account of ESLIM, 130,000 Shares issuable upon the exercise of director stock options held for the account of Mr. Lampert and 130,000 Shares issuable upon the exercise of director stock options held for the account of Mr. Crowley.

(2)

This number consists of 32,767,921 Shares held for the account of ESL, 221,701 Shares held for the account of Institutional, 11,026,765 Shares held for the account of Investors and 5,712,083 Shares held for the account of CBL.

(3)

This number consists of 32,767,921 Shares held for the account of ESL and 11,026,765 Shares held for the account of Investors.

(4)

This number consists of 221,701 Shares held for the account of Institutional.

(5)

This number consists of 32,767,921 Shares held for the account of ESL, 221,701 Shares held for the account of Institutional, 11,026,765 Shares held for the account of Investors, 5,712,083 Shares held for the account of CBL, 61,964 Shares held for the account of ESLIM and 130,000 Shares issuable upon the exercise of director stock options held for the account of Mr. Lampert.

(6)

This number consists of 2,406 Shares held for the account of Tynan and 130,000 Shares issuable upon the exercise of director stock options held for the account of Mr. Crowley.

 (c)

Other than as set forth in Annex A hereto, there have been no transactions in Shares by any of the Filing Persons during the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2007

ESL PARTNERS, L.P.

By:

RBS Partners, L.P., as its general partner

By:

ESL Investments, Inc., as its general partner

By:

_/s/ Theodore W. Ullyot_________

Name:  Theodore W. Ullyot
Title:  EVP & General Counsel

ESL INSTITUTIONAL PARTNERS, L.P.

By:

RBS Investment Management, L.L.C., as its general partner

By:

ESL Investments, Inc., as its manager

By:

_/s/ Theodore W. Ullyot_________

Name:  Theodore W. Ullyot
Title:  EVP & General Counsel

ESL INVESTORS, L.L.C.

By:

RBS Partners, L.P., as its managing member

By:

ESL Investments, Inc., as its general partner

By:

_/s/ Theodore W. Ullyot_________

Name:  Theodore W. Ullyot
Title:  EVP & General Counsel

ESL INVESTMENTS, INC.

By:

_/s/ Theodore W. Ullyot_________

Name:  Theodore W. Ullyot
Title:  EVP & General Counsel

CBL PARTNERS, L.P.

By:

ESL Investments, Inc., as its general partner

By:

_/s/ Theodore W. Ullyot_________

Name:  Theodore W. Ullyot
Title:  EVP & General Counsel

TYNAN, LLC

By:

_/s/ William C. Crowley__________

Name:  William C. Crowley
Title:  Member

ESL INVESTMENT MANAGEMENT, L.P. (as successor to ESL INVESTMENT MANAGEMENT, L.L.C., effective December 31, 2006)

By:  ESL INVESTMENT MANAGEMENT (GP), L.L.C., its general partner

   By:

/s/ Edward S. Lampert

Name:  Edward S. Lampert

Title:  Managing Member

RBS PARTNERS, L.P.

By:

ESL Investments, Inc., as its general partner

By:

_/s/ Theodore W. Ullyot_________

Name:  Theodore W. Ullyot
Title:  EVP & General Counsel

RBS INVESTMENT MANAGEMENT, L.L.C.

By:

ESL Investments, Inc., as its manager

By:

_/s/ Theodore W. Ullyot_________

Name:  Theodore W. Ullyot
Title:  EVP & General Counsel

EDWARD S. LAMPERT

 _/s/ Edward S. Lampert_______________

Edward S. Lampert

WILLIAM C. CROWLEY

  /s/ William C. Crowley______________

William C. Crowley

ANNEX A

RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF AUTONATION, INC.

Entity	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price per Share
ESL Investments, Inc.	2/16/07	gift to Edward and Kinga Lampert Foundation	118,028	Not Applicable
Edward and Kinga Lampert Foundation, a charitable foundation of which Edward S. Lampert is a trustee	2/26/07	open market sale	118,028	$22.74